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SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Greektown Superholdings, Inc.

(Name of Issuer)

Series A-1 Common Stock

(Title of Class of Securities)

392485108

(CUSIP Number)

April 21, 2011

(Date of Event Which Requires Filing of this Statement)

Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 10 pages

CUSIP No. 392485108

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Regiment Capital Ltd.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 0
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person None
10)	Check if the Aggregate Amount in Row (9) ExcludesCertain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 0%
12)	Type of Reporting Person (See Instructions) CO

Page 2 of 10 pages

CUSIP No. 392485108

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Regiment Capital Management, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 0
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person None
10)	Check if the Aggregate Amount in Row (9) ExcludesCertain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 0%
12)	Type of Reporting Person (See Instructions) OO

Page 3 of 10 pages

CUSIP No. 392485108

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Regiment Capital Advisors, LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 0
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person None
10)	Check if the Aggregate Amount in Row (9) ExcludesCertain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 0%
12)	Type of Reporting Person (See Instructions) PN

Page 4 of 10 pages

CUSIP No. 392485108

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Regiment Capital Advisors, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 0
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person None
10)	Check if the Aggregate Amount in Row (9) ExcludesCertain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 0%
12)	Type of Reporting Person (See Instructions) OO

Page 5 of 10 pages

CUSIP No. 392485108

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Timothy Peterson
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 0
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person None
10)	Check if the Aggregate Amount in Row (9) ExcludesCertain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 0%
12)	Type of Reporting Person (See Instructions) IN

Page 6 of 10 pages

Item 1(a)	Name of Issuer
Greektown Superholdings, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices:
555 East Lafayette
Detroit, Michigan 48226

Item 2(a)	Name of Person Filing:

This filing is made by Regiment Capital Management, LLC (“RCM”), RCM’s parent company, Regiment Capital Advisors, LP (“LP”), LP’s general partner, Regiment Capital Advisors, LLC (“LLC”), and LLC’s managing member, Timothy Peterson  with respect to shares of Series A-1 Common Stock of the Issuer that were directly owned by Regiment Capital Ltd. (“RCL”) and other accounts managed by RCM.  This filing is also made by RCL with respect to the shares of Series A-1 Common Stock of the Issuer that it owned directly.

Item 2(b)	Address of Principal Business Office:

Address for RCM, LP, LLC, and Timothy Peterson:

c/o Regiment Capital Advisors, LP
222 Berkeley Street, 12th Floor
Boston, MA 02116

Address for RCL:

Regiment Capital Ltd.
c/o Maples and Calder
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands

Item 2(c)	Citizenship:
RCM – Delaware
LP – Delaware
LLC – Delaware
Timothy Peterson – United States
RCL – Cayman Islands

Item 2(d)	Title of Class of Securities:
Series A-1 Common Stock

Item 2(e)	CUSIP Number:
392485108

Page 7 of 10 pages

Item 3	N/A

Item 4	Ownership:

(a)	Amount Beneficially Owned: None

(b)	Percent of Class: 0%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:

None

(ii)	shared power to vote or to direct the vote:

None

(iii)	sole power to dispose or to direct the disposition of:

None

(iv)	shared power to dispose or to direct the disposition of:

None

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
N/A

Item 8	Identification and Classification of Members of the Group:
RCL, RCM, LP, LLC and Timothy Peterson constitute a group. Each disclaims beneficial ownership of securities beneficially owned by the others.

Item 9	Notice of Dissolution of Group:
N/A

Page 8 of 10 pages

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Regiment Capital Management, LLC

By:
Name:	Derek Meisner
Dated:	May 10, 2011
Title:	Authorized Signatory

Regiment Capital Ltd.

By:
Name:	Don Seymour
Dated:	May 10, 2011
Title:	Director

Regiment Capital Advisors, LP

By:
Name:	Marc Volpe
Dated:	May 10, 2011
Title:	Chief Compliance Officer

Regiment Capital Advisors, LLC

By:
Name:	Timothy Peterson
Dated:	May 10, 2011
Title:	Managing Member

Timothy Peterson

By:
Dated:	May 10, 2011

Page 9 of 10 pages

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.

Regiment Capital Management, LLC

By:
Name:	Derek Meisner
Dated:	May 10, 2011
Title:	Authorized Signatory

Regiment Capital Ltd.

By:
Name:	Don Seymour
Dated:	May 10, 2011
Title:	Director

Regiment Capital Advisors, LP

By:
Name:	Marc Volpe
Dated:	May 10, 2011
Title:	Chief Compliance Officer

Regiment Capital Advisors, LLC

By:
Name:	Timothy Peterson
Dated:	May 10, 2011
Title:	Managing Member

Timothy Peterson

By:
Dated:	May 10, 2011

Page 10 of 10 pages